Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

January 8, 2018

Re:	TerraCycle US Inc.
Offering Statement on Form 1-A
File No. 024-10734

Dear Ms. Long:

On behalf of TerraCycle US Inc. I hereby request qualification of the above-referenced offering statement at 5pm Eastern time on January 10, 2018, or as soon thereafter as is practicable.

Sincerely,

/s/ Tom Szaky

Tom Szaky

Chief Executive Officer

TerraCycle US Inc.